SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE.
For 1 July 2002

STAGECOACH GROUP
(Translation of registrant's name into English)

10 Dunkeld Road
Perth, PH1 5TW
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____ No ✓

STAGECOACH GROUP

10 Dunkeld Road
Perth
PH1 5TW
Scotland

T +44 (0) 1738 442111
F +44 (0) 1738 643648

stagecoachgroup.com

PRESS RELEASE

1 July 2002

STAGECOACH GROUP SIGNS SWT FRANCHISE AMENDMENT

Stagecoach Group and the Strategic Rail Authority today announce the signing of a Deed of Amendment to the South West Trains franchise which paves the way for a new long-term franchise and releases funds for immediate improvements to passenger services.

The agreement involving £29 million of SRA funding allows work on a number of projects to be progressed. These include:

- £15.3 million for enabling works and feasibility studies to ensure the smooth replacement of slam door rolling stock
- £11.6 million for development studies for station and infrastructure works
- £2.1 million for passenger benefits, including additional train services and bus links

Keith Cochrane, Stagecoach Group chief executive, said: "This Deed of Amendment allows us to progress passenger improvements while franchise talks are continuing. Together with the new trains which are already on test, it means that we are on course for a long-term franchise agreement later this year."

Graham Eccles, chairman of South West Trains, said the agreement was "very good news for our passengers."

"Both the SRA and Stagecoach are committed to putting the needs of the passengers first . We are working closely with the SRA to ensure that our network is ready for the new trains and to improve services to passengers in the meantime. There is no need to delay these improvements while the fine details of the franchise are still being discussed."

Inquiries to:-
Robert Ballantyne, Stagecoach Group
John Kiely, Smithfield Financial

Notes to editors: Stagecoach Group has operated the South West Trains franchise, Britain's biggest, since 1996, and the franchise expires in February 2003. The group was announced as preferred bidder for a new long-term franchise in April 2001. That same month Stagecoach Group announced a record £1 billion order for 785 new carriages built by Siemens and financed by Angel Trains. The first of the new trains is now on test and delivery into service is expected later this year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGECOACH GROUP

By: [signature]

Name: Derek Scott
Title: Company Secretary

Dated: 1 July 2002